Administrative Office: 4333 Edgewood Road NE Cedar Rapids, IA 52499
November 4, 2010
William James Kotapish, Esq.
Assistant Director
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-0506
Re:	Request Pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933
Dear Mr. Kotapish:
We are writing to you on behalf of Transamerica Advisors Life Insurance Company, and Transamerica Advisors Life Insurance Company of New York (together “Transamerica”) and the following registrants, Merrill Lynch Life Variable Annuity Separate Account A, Merrill Lynch Life Variable Annuity Separate Account D, ML of New York Variable Annuity Separate Account A, and ML of New York Variable Annuity Separate Account D (“Registrants”), to respectfully request permission to file post-effective amendments to the registration statements on Form N-4 listed below (“Replicate Registration Statements”) under Rule 485(b)(1)(vii) under the Securities Act of 1933 (“Securities Act”):
Securities Act No. (Form N-4)
333-63904
333-34894
333-69220
333-98283
The post-effective amendments to the Replicate Registration Statements will contain revisions that may render them ineligible to be filed under Rule 485(b).1 However, Transamerica believes the revisions will be “substantially identical”2 to revisions that will be set forth in the post-effective amendment to the registration statement on Form N-4 (File No. 333-90243) (the “Prototype Registration Statement”).

1	Please see Exhibit A for a description of those changes contained in the Prototype Registration Statement that Transamerica and the Registrants propose to make to the above Replicate Registration Statements if this request is granted.

2	Transamerica and the Registrants may need to make minor, non-material revisions to each of the Replicate Registration Statements above because slight differences in the products would make the disclosure inconsistent if the changes in the Prototype Registration Statement were incorporated exactly as it appears in the Prototype Registration Statement. Any changes from the Prototype Registration Statement would most likely result from differences in the use of terminology between products.

William James Kotapish, Esq.
November 4, 2010
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an AEGON comopany
Granting permission to file post-effective amendments to the Replicate Registration Statements under Rule 485(b) will reduce Securities and Exchange Commission (“Commission”) staff time and effort in reviewing substantially identical disclosure for each of the Replicate Registration Statements. We believe the process proposed by this letter is to the mutual benefit of both the Commission staff and the Registrants.
Rule 485(b)(1)(vii) gives the Commission discretionary authority to permit certain types of post-effective amendments that are not otherwise eligible to be filed under Rule 485(b), to become effective automatically on the date upon which they are filed or at a later date designated by the registrant.3 Registrants are instructed to make requests for permission to file post-effective amendments under Rule 485(b)(1)(vii) by a letter to the Division of Investment Management (the “Division”).4 The Commission staff has also encouraged registrants to file “prototype registration statements” when they are “simultaneously making a number of filings that contained identical changes, rendering separate staff review of each filing duplicative.”5
The Commission’s exercise of its authority under Rule 485(b)(1)(vii) would permit, for example, substantially identical revisions contained in post-effective amendments filed by a number of funds in a fund complex to become effective upon filing without Division review if the Division had previously had an opportunity to review one of them.6 Here, the term “fund” would relate to a registration statement filed by a registered open-end management investment company, unit investment trust or separate account as defined in section 2(a)(37) of the Investment Company Act of 1940.7 Transamerica and each Registrant undertake to make the following representations in support of this request:
•	Because the post-effective amendments to the Replicate Registration Statements are substantially identical to the Prototype Registration Statement, the Registrants will be able to revise the post-effective amendments to the Replicate Registration Statements effectively to reflect Commission staff comments made on the Prototype Registration Statement.

•	The Registrants will make corresponding changes to the post-effective amendments to the Replicate Registration Statements in response to comments made by the Commission staff on the Prototype Registration Statement.

3	See Securities Act Release No. 7083, Investment Company Act Release No. 20486 (August 17, 1994) (the “Release”); See also Securities Act Release No. 7448 (October 11, 1997) (redesignating former paragraph (b)(1)(ix) as paragraph (b)(1)(vii).

4	Id.

5	General guidance to variable annuity, variable life, and other insurance company investment contract registrants in connection with the preparation of disclosure documents and other filings, Section III.D.2, (November 7, 1996).

6	See Release at footnote 9.

7	Rule 485(b) provides, in relevant part that “a post-effective amendment to a registration statement filed by a registered open-ended investment company, unit investment trust or separate account as defined by section 2(a)(37) of the Investment Company Act shall become effective....”

William James Kotapish, Esq.
November 4, 2010
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•	The post-effective amendments to the Replicate Registration Statements will not contain any changes other than those changes discussed in this request which would make the post-effective amendments ineligible to be filed under Rule 485(b).
Thank you for your consideration in this matter. Please call me at (319) 355-8330 if you have any questions with respect to this request.
Very truly yours,
Darin D. Smith
General Counsel

William James Kotapish, Esq.
November 4, 2010
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EXHIBIT A
Below is a red-lined summary of the particular revisions made to the Prototype Registration Statement (Form N-4, No. 333-90243) that we propose to make to the Form N-4 Replicate Registration Statements referenced in this Rule 485(b)(1)(vii) letter dated November 4, 2010. The sections below refer to the sections set forth in the Prototype Registration Statement.
Section in Registration Statement: Part A Prospectus Supplement — “Asset Allocation Program”
Disclosure:
Asset Allocation Program
The following is a general description of the Asset Allocation Program. A complete description is available in the brochure for the Program.
General
We make available to contract owners an Asset Allocation Program, for which Transamerica Asset Management, Inc.~~our affiliate, Roszel Advisors, LLC~~ (“TAM~~Roszel Advisors~~”)~~,~~ provides investment advice. TAM~~Roszel Advisors~~ is an investment adviser registered under the Investment Advisers Act of 1940. As compensation for its services, we currently pay TAM ___% of the value of the assets in the Merrill Lynch Retirement Power product’s Asset Allocation Program. We may alter the amount we pay, or cease paying TAM these services at any time in our sole discretion. If you participate in the Asset Allocation Program, TAM~~Roszel Advisors~~ will serve as your investment adviser solely for the purposes of the development of the asset allocation models and periodic updates to the models. The Asset Allocation Program can be elected at issue or in writing or by proper telephone authorization at any time after issue. If you elect the Asset Allocation Program you must include all contract value in the Program. There is no charge for participation in the Asset Allocation Program. We may perform certain administrative functions on behalf of TAM~~Roszel Advisors~~; however, we are not registered as an investment adviser and are not providing any investment advice in making the Program available. Furthermore, your Financial Advisor is not providing any investment advice related to the Asset Allocation Program.
There is no assurance that investment returns will be better through participation in the Asset Allocation Program. Your Contract may still lose money and experience volatility.

William James Kotapish, Esq.
November 4, 2010
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Asset Allocation Models
Except as described below, a contract owner electing to participate in the Asset Allocation Program (a “Program participant’’) will have his or her contract value allocated according to one of the model portfolios developed by TAM~~Roszel Advisors~~. There are currently six~~five~~ asset allocation models to choose from:
•	Conservative (formerly, Capital Preservation)

•	Moderately Conservative (formerly, Income)

•	Moderate (formerly, Income &~~and~~ Growth)

•	Moderately Aggressive (formerly, Growth)

•	Aggressive (formerly, Aggressive Growth)

•	All Equity Plus
When electing the Asset Allocation Program, Program participants must complete a standardized questionnaire. Your Financial Advisor can assist you in completing the questionnaire. Based on the results of the questionnaire, one of the asset allocation models is matched to the Program participant based on his or her financial situation, investment objectives~~goals~~ and risk tolerance. Each asset allocation model is intended for a specific type of investor, from aggressive to conservative. Each model identifies one or more specific subaccounts and the percentage of premium or contract value allocated to each of those subaccounts. The Program participant then selects from the available asset allocation models, and may select a model other than the model indicated by the questionnaire.
All of the asset allocation models except the All Equity Plus model may include subaccount(s) which invest in fixed income funds, the concentration and selection of which depends on the particular investment risk for that model. It is intended that the All Equity Plus model will not use any fixed income funds and thus may be more aggressive than the other models available. You should only select the All Equity Plus model if it is appropriate for your investment goals and risk tolerance.
Changes to the Composition of Asset Allocation Models
On a quarterly basis, TAM~~Roszel Advisors~~ reviews the asset allocation models and may adjust the composition of each model, which may include changes to the subaccount(s) in the model and/or the percentage allocations. Any adjustments become effective on the last business day of the calendar quarter. If, as a result of such review, a change is made to an asset allocation model, TAM~~Roszel Advisors~~ will notify Program participants in advance of the change, and each Program participant will have the opportunity to reject the change. A Program participant who chooses to reject a model change creates his or her own portfolio (a “self-directed portfolio’’). TAM~~Roszel Advisors~~ provides no investment advice related to the creation of a self-directed portfolio. Once a Program participant has rejected a change in a model, TAM~~Roszel Advisors~~ considers that Program participant to have rejected all future changes in the model and the Asset Allocation Program will be terminated. Therefore, a Program participant who rejects a model change and thereby creates a self-directed portfolio

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will not receive a periodic review of or changes to his or her portfolio, as would be provided by TAM~~Roszel Advisors~~ for the asset allocation models. In addition, those Program participants will no longer receive written materials from TAM~~Roszel Advisors~~ about the changes being made to the models. However, those Program participants can elect at any time to again participate in the Asset Allocation Program.
Contract owners who elect, either at issue or with respect to an existing Contract, to participate in the Asset Allocation Program within three weeks prior to the end of a calendar quarter will be provided~~, prior to their decision to elect the Asset Allocation Program,~~ with information regarding the composition of both the current asset allocation model, as well as any changes to the model which will become effective on the last day of that calendar quarter.
Initial Allocation to the Selected Asset Allocation Model
If you elect the Asset Allocation Program at the time you purchase a Contract, we will allocate your initial premium to the selected model on the contract date, unless your premium is required to be initially allocated to the BlackRock Money Market V.I. Fund~~Mercury Domestic Money Market V.I.~~ Subaccount. If your premium is required to be initially allocated to the BlackRock Money Market V.I. Fund~~Mercury Domestic Money Market V.I.~~ Subaccount, we will allocate your contract value at the end of the 14-day period (35-day period in California if the premium(s) is required to be allocated to the BlackRock Money Market V.I. Fund~~Mercury Domestic Money Market V.I.~~ Subaccount) in accordance with the asset allocation model that is in effect at that time. If you elect the Asset Allocation Program at any time after the contract date (and after any period that a premium is required to be allocated to the BlackRock Money Market V.I. Fund~~Mercury Domestic Money Market V.I.~~ Subaccount, if applicable), we will reallocate your contract value on the last business day of the calendar quarter in which ~~in accordance with the selected model in effect as of the end of the valuation period when~~we receive the information necessary to process the request in accordance with the selected model in effect at that time.
Quarterly Rebalancing
On the last business day of each calendar quarter, we automatically rebalance contract value to maintain the subaccount(s) and percentages for each Program participant’s selected asset allocation model. This quarterly rebalancing takes account of:
•	increases and decreases in contract value in each subaccount due to subaccount performance,

•	increases and decreases in contract value in each subaccount due to subaccount transfers, withdrawals (particularly if taken from specific subaccounts designated by the contract owner), and premium payments (particularly if allocated to specific subaccounts designated by the contract owner), and

•	any adjustments TAM~~Roszel Advisors~~ has made to the selected model.

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November 4, 2010
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The first quarterly rebalancing will occur at the end of the first calendar quarter following the later of the election date or the end of the period during which your premium is required to be initially allocated to the BlackRock Money Market V.I. Fund~~Mercury Domestic Money Market V.I.~~ Subaccount, if applicable.
We will not automatically rebalance self-directed portfolios unless the contract owner elects the Rebalancing Program.
Allocation of Future Premiums
The asset allocation model that a Program participant selects will override any prior percentage allocations that the Program participant may have chosen and all future premiums will be allocated accordingly.~~For self-directed portfolios, future premiums for which no specific allocation instructions are received will be allocated in accordance with the last allocation instructions we received, which may have been a prior version of their asset allocation model. Accordingly, Program participants with self-directed portfolios should consider providing specific allocation instructions with each premium payment or contacting us to update their default allocation instructions.~~
Other Information
At any time, a Program participant can request to change his or her selected model or the allocation of his or her contract value among the subaccounts, or can elect to terminate the Asset Allocation Program. TAM~~Roszel Advisors~~ will contact Program participants at least annually to determine whether the Program participant’s financial situation or investment objectives have changed. In addition, when we notify Program participants quarterly of changes to the models, we also will instruct them to notify their Financial Advisor~~Roszel Advisors~~ of any changes to their financial situation or investment objectives or contact us if they wish to change their selected model or create a self-directed portfolio.
Funds selected by TAM~~Roszel Advisors~~ to be part of an asset allocation model may be advised or subadvised by TAM~~Roszel Advisors~~ or one of its affiliates. To the extent that TAM~~Roszel Advisors~~ includes such proprietary Funds in its models, TAM~~Roszel Advisors~~ and/or its affiliates will receive additional compensation from the advisory fees of the Funds. (See “Certain Payments We Receive With Regard to the Funds’’ for information on compensation with regard to proprietary Funds.) TAM considers the compensation it receives, among a number of other factors, when deciding to include proprietary Funds in the asset allocation models.~~Although Roszel Advisors and its affiliates may benefit financially from the inclusion of proprietary Funds in the asset allocation models, Roszel Advisers does not take such benefits into account in selecting the Funds for the models.~~ You should be aware of this potential financial benefit, however, if you elect to participate in the Asset Allocation Program.
For more information on TAM~~Roszel Advisor~~’s role as investment adviser for Program participants, please see TAM~~Roszel Advisor~~’s brochure from their Form ADV, the SEC

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investment adviser registration form, which will be delivered to contract owners at the time they apply for a Contract. Please contact us if you would like to receive a copy of this brochure. Program participants may also contact us at 1-800-535-5549 with questions about the Asset Allocation Program or the asset allocation models at any time.
Currently, we don’t charge for transfers under the Asset Allocation Program; they are in addition to the twelve annual transfers permitted without charge under the Contract. If you choose the DCA Program or the Rebalancing Program, you cannot also elect the Asset Allocation Program.
This Asset Allocation Program may be terminated or altered at any time by us with regard to existing contracts or future contracts, or both, some or all classes of contracts..
Updated Disclosure
Other sections have been updated to bring the product current from a great-west status.